Exhibit 99.33

February 19, 2025    News Release
OceanaGold Reports Mineral Reserves and Resources
for the Year Ended 2024
(VANCOUVER) OceanaGold Corporation (TSX:OGC, OTCQX:OCANF) (“OceanaGold” or the “Company”) is pleased to provide its Mineral Reserves and Mineral Resources (“R&R”) statement for the year-ended December 31, 2024.
Highlights
•Mineral Reserves increased by 27% to 6.2 Moz Au net of mining depletion at a 15% higher grade
•Measured and Indicated Mineral Resources increased by 8% to 8.9 Moz Au net of mining depletion
•Initial Mineral Reserves of 4.1 Mt at 9.2 g/t for 1.21 Moz Au declared for Wharekirauponga at Waihi
•Increase in Mineral Reserves at Didipio by 0.14 Moz Au net of mining depletion
•Increase in Indicated Mineral Resources to 2.4 Mt at 17.9 g/t for 1.4 Moz Au at Wharekirauponga
•Increase in Indicated Mineral Resources by 0.17 Moz Au at Macraes
Gerard Bond, President and CEO of OceanaGold, said "It is very pleasing that total Mineral Reserves increased by 27% to 6.2 million ounces of gold net of mining depletion, at a much higher average grade. This fantastic outcome includes the initial 1.2 million ounces of reserves we declared at Wharekirauponga in December 2024, with further reserve additions at Macraes, Waihi, and Didipio.
Today’s reserve and resource additions are a testament to our strategy of creating value through exploration and the skill of our talented exploration and technical teams who have delivered another year of tremendous return on investment. I look forward to further successes and value creation in 2025 from our planned $40M investment in exploration across all four sites, our highest exploration budget in five years."

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Mineral Reserves
The Proven and Probable Mineral Reserves estimates as at December 31, 2024 are presented in Table 1 below.
Table 1: Proven and Probable Reserves as at 31 December, 2024

Gold	Proven			Probable			Proven & Probable			Cut-off grade
	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)
Horseshoe underground	1.12	4.72	0.17	2.66	4.49	0.38	3.78	4.56	0.55	1.79 g/t Au
Palomino underground	-	-	-	4.33	2.73	0.38	4.33	2.73	0.38	1.79 g/t Au
Haile open pits	4.12	1.44	0.19	30.8	1.53	1.52	34.9	1.52	1.71	0.50 g/t & 0.60 g/t Au
Haile Total	5.25	2.14	0.36	37.8	1.88	2.28	43.0	1.91	2.64
Didipio underground	15.0	1.40	0.67	14.8	0.85	0.40	29.8	1.12	1.08	0.76 g/t & 1.16 g/t AuEq
Didipio open pit stockpile	15.8	0.31	0.16	-	-	-	15.8	0.31	0.16	0.40 g/t AuEq
Didipio Total	30.8	0.84	0.83	14.8	0.85	0.40	45.7	0.84	1.23
Macraes underground	0.16	1.86	0.01	3.81	1.79	0.22	3.96	1.79	0.23	1.20 g/t & 1.01 g/t Au
Macraes open pits	11.5	0.58	0.22	8.02	0.70	0.18	19.5	0.63	0.40	0.30 g/t Au
Macraes Total	11.6	0.60	0.22	11.8	1.05	0.40	23.5	0.83	0.62
Martha underground	-	-	-	4.13	3.80	0.50	4.13	3.80	0.50	2.60 g/t & 3.10 g/t Au
Wharekirauponga	-	-	-	4.10	9.20	1.21	4.10	9.20	1.21	2.40 g/t & 1.40 g/t Au
Waihi Total	-	-	-	8.23	6.49	1.72	8.23	6.49	1.72
Total Gold	47.7	0.92	1.42	72.7	2.06	4.80	120	1.61	6.22

Silver	Proven			Probable			Proven & Probable
	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)
Horseshoe underground	1.12	1.8	0.1	2.66	2.0	0.2	3.78	2.0	0.2
Palomino underground	-	-	-	4.33	2.5	0.3	4.33	2.5	0.3
Haile open pits	4.12	1.8	0.2	30.8	2.3	2.3	34.9	2.3	2.6
Haile Total	5.25	1.8	0.3	37.8	2.3	2.8	43.0	2.3	3.1
Didipio underground	15.0	1.8	0.8	14.8	1.3	0.6	29.8	1.5	1.5
Didipio open pit stockpile	15.8	2.0	1.0	-	-	-	15.8	2.0	1.0
Didipio Total	30.8	1.9	1.9	14.8	1.3	0.6	45.7	1.7	2.5
Martha underground	-	-	-	4.13	16	2.2	4.13	16	2.2
Wharekirauponga	-	-	-	4.10	16	2.1	4.10	16	2.1
Waihi Total	-	-	-	8.23	16	4.3	8.23	16	4.3
Total Silver	36.1	1.9	2.2	60.8	4.0	7.8	96.9	3.2	9.9

Copper	Proven			Probable			Proven & Probable
	Tonnes (Mt)	Cu (%)	Contained (Mt)	Tonnes (Mt)	Cu (%)	Contained (Mt)	Tonnes (Mt)	Cu (%)	Contained (Mt)
Didipio underground	15.0	0.40	0.1	14.8	0.31	0.05	29.8	0.36	0.11
Didipio open pit stockpile	15.8	0.29	0.0	-	-	-	15.8	0.29	0.05
Didipio Total	30.8	0.34	0.1	14.8	0.31	0.05	45.7	0.33	0.15
Total Copper	30.8	0.34	0.1	14.8	0.31	0.05	45.7	0.33	0.15
Mineral Reserves are defined by mine designs based upon the following assumptions: metal prices of US$1,750/oz gold, US$3.50/lb copper and US$20/oz silver; NZD/USD exchange rate of 0.61.
•Reported estimates of contained metal are not depleted for processing losses.
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•For underground reserves, cut-offs applied to diluted grades.
•Haile:
◦Open Pit: the primary cut-off grade is 0.5 g/t Au, while oxide material is assigned a cut-off grade of 0.6 g/t Au.
◦Underground: the cut-off grade is 1.79 g/t Au, with adjacent lower grade stopes included in the reserves estimate based on an incremental stope cut-off grade of 1.69 g/t Au.
•Didipio:
◦Gold equivalence (AuEq) is based upon the presented gold and copper prices as well as processing recoveries. AuEq = Au g/t + 1.37 x Cu%.
◦The 15.8 Mt surface stockpile inventory includes 5.3 Mt of low-grade stocks mined at an approximate cut-off grade of 0.27 g/t AuEq.
◦Underground: incremental stopes proximal to development already planned to access main stoping areas are reported to a lower cut-off grade of 0.76 g/t AuEq.
•Macraes:
◦Golden Point underground cut-off grade is 1.20 g/t Au. Stopes for which access already exists are reported to a lower cut-off grade of 1.01 g/t.
•Waihi:
◦Martha underground cut-off grade for previously unmined stoping areas is 2.60 g/t Au, increasing to 3.0 g/t Au for stoping areas in close proximity to remnant workings, while development cut-off grade is 0.90 g/t Au.
◦Wharekirauponga underground cut-off grade for stopes is 2.40 g/t Au, while development cut-off grade is 1.40 g/t Au.
Mineral Reserves
Mineral Reserves increased at Waihi, largely due to the initial Mineral Reserve declaration at Wharekirauponga underground. An updated Prefeasibility Study technical report in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) was released on December 11, 2024.
Reserves at the Didipio increased by 0.14 Moz, after mine depletion, due to reserve extensions at depth in Panel 3 as well as mine design optimization in Panel 1 and Panel 2 (Figure 1). Reserve additions net of mining depletion also occurred at Macraes, Waihi and the Haile underground. An increase in gold price assumption to $1,750 per ounce contributed to a minor increase in total Reserves across the Company (see “Economic Factors” in Figure 1 below).
Figure 1: Changes to Proven and Probable Reserves

Gold Ounces (MOz)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
4.89
-0.47
1.53
0.11
0.22
-0.06
6.22
2023 - Reserve
Depletion
Reserve Model Updates
Economic Factors
Adjustments
Changes in Stockpiles
2024 - Reserve

Notes:
•"Depletion" refers to 2024 mining depletion.
•"Reserve Model Updates" represent drilling and/or model updates to reserve or initial reserve declarations.
•"Economic Factors" relate to gold price, mining cost and cut-off grade changes.
•"Adjustments" relate to changes not captured in other categories.
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Mineral Resources
The Measured, Indicated and Inferred Mineral Resource estimates (inclusive of Mineral Reserves) as of December 31, 2024 are presented in Table 2 below.
Table 2: Measured and Indicated Resources as of 31 December, 2024

Gold	Measured			Indicated			Measured & Indicated			Inferred			Cut-off grade
	Tonnes (Mt)	Ag (g/t)	Contained (Moz)	Tonnes (Mt)	Ag (g/t)	Contained (Moz)	Tonnes (Mt)	Ag (g/t)	Contained (Moz)	Tonnes (Mt)	Au (g/t)	Contained (Moz)
Horseshoe underground	1.47	4.90	0.23	3.93	4.53	0.57	5.40	4.63	0.80	0.8	3.7	0.09	1.50 g/t Au
Palomino underground	-	-	-	4.72	3.18	0.48	4.72	3.18	0.48	1.1	2.3	0.08	1.50 g/t Au
Haile open pits	4.14	1.44	0.19	30.8	1.53	1.52	34.9	1.52	1.71	2.2	0.8	0.06	0.50 g/t & 0.60 g/t Au
Haile Total	5.61	2.35	0.42	39.4	2.03	2.57	45.1	2.07	2.99	4.1	1.7	0.2
Didipio underground	15.6	1.57	0.79	17.6	0.88	0.50	33.2	1.20	1.28	6.4	0.8	0.2	0.67 g/t AuEq
Didipio open pit stockpile	15.8	0.31	0.16	-	-	-	15.8	0.31	0.16	-	-	-	0.27 g/t AuEq
Didipio Total	31.4	0.93	0.94	17.6	0.88	0.50	49.0	0.92	1.44	6.4	0.8	0.2
Macraes underground	0.30	2.34	0.02	7.91	2.23	0.57	8.22	2.23	0.59	3.0	1.7	0.2	0.90 g/t Au
Macraes open pits	13.7	0.66	0.29	25.1	0.69	0.56	38.8	0.68	0.85	23	0.7	0.5	0.30 g/t Au
Macraes Total	14.0	0.69	0.31	33.1	1.06	1.12	47.1	0.95	1.44	26	0.8	0.7
Martha underground	-	-	-	6.71	5.18	1.12	6.71	5.18	1.12	2.4	4.5	0.4	2.15 g/t Au
Wharekirauponga	-	-	-	2.42	17.9	1.40	2.42	17.9	1.40	1.9	9.8	0.6	2.10 g/t Au
Waihi open pits	-	-	-	9.72	1.76	0.55	9.72	1.76	0.55	3.1	1.8	0.2	0.50 g/t & 0.56 g/t Au
Waihi Total	-	-	-	18.9	5.06	3.06	18.9	5.06	3.06	7.4	4.7	1.1
Total Gold	51.0	1.02	1.68	109	2.07	7.26	160	1.74	8.94	44	1.6	2.2

Silver	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Ag (g/t)	Contained (Moz)	Tonnes (Mt)	Ag (g/t)	Contained (Moz)	Tonnes (Mt)	Ag (g/t)	Contained (Moz)	Tonnes (Mt)	Ag (g/t)	Contained (Moz)
Horseshoe underground	1.47	1.9	0.09	3.93	2.1	0.3	5.4	2.1	0.4	0.8	2.0	0.05
Palomino underground	-	-	-	4.72	2.7	0.4	4.7	2.7	0.4	1.1	2.0	0.07
Haile open pits	4.14	1.4	0.18	30.8	2.3	2.3	35	2.2	2.5	2.2	2.2	0.2
Haile Total	5.61	1.5	0.27	39.4	2.4	3.0	45	2.3	3.3	4.1	2.1	0.3
Didipio underground	15.6	1.9	1.0	17.6	1.4	0.8	33.2	1.6	1.7	6.4	1.1	0.2
Didipio open pit stockpile	15.8	2.0	1.0	-	-	-	15.8	2.0	1.0	-	-	-
Didipio Total	31.4	2.0	2.0	17.6	1.4	0.8	49.0	1.7	2.7	6.4	1.1	0.2
Martha underground	-	-	-	6.71	21	4.4	6.7	21	4.4	2.4	22	1.7
Wharekirauponga	-	-	-	2.42	28	2.2	2.4	28	2.2	1.9	15	0.9
Waihi open pits	-	-	-	9.72	10	3.2	9.7	10	3.2	3.1	9.6	1.0
Waihi Total	-	-	-	18.9	16	9.8	19	16	9.8	7.4	15	3.6
Total Silver	37.0	1.88	2.2	75.9	5.6	14	113	4.4	16	18	7.1	4.1

	Measured			Indicated			Measured & Indicated			Inferred
Copper	Tonnes (Mt)	Cu (%)	Contained (Mt)	Tonnes (Mt)	Cu (%)	Contained (Mt)	Tonnes (Mt)	Cu (%)	Contained (Mt)	Tonnes (Mt)	Cu (%)	Contained (Mt)
Didipio underground	15.6	0.44	0.07	17.6	0.32	0.056	33.2	0.38	0.12	6.4	0.3	0.02
Didipio open pit stockpile	15.8	0.29	0.05	-	-	-	15.8	0.29	0.046	-	-	-
Didipio Total	31.4	0.36	0.11	17.6	0.32	0.056	49.0	0.35	0.17	6.4	0.3	0.02
Total Copper	31.4	0.36	0.11	17.6	0.32	0.056	49.0	0.35	0.17	6.4	0.3	0.02
•Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
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•All resources are based on the following assumptions: metal prices of US$1,950/oz gold, US$4.0/lb copper and US$23/oz silver; NZD/USD exchange rate of 0.61.
•Open Pit resources are constrained by shells based upon economic assumptions above. Waihi Open Pit resources reported within a pit design limited by infrastructure considerations. Haile Open Pit resources reported within reserve design pit.
•Underground resources are reported within volumes guided by optimized stope designs based upon economic assumptions above and exclude dilution.
•Haile Open Pit primary cut-off grade is 0.50 g/t Au, while oxide cut-off grade is 0.60 g/t Au. Palomino resources and Horseshoe resources cut-off grade is 1.50 g/t Au.
•For Didipio, the 15.8 Mt surface stockpile inventory includes 5.3 Mt of low-grade stocks mined at an approximate cut-off grade of 0.27 g/t AuEq.
•Didipio underground resources reported at a cut-off grade of 0.67 g/t AuEq between the 2,460mRL and 1,965mRL with AuEq cut-off grade based on presented gold and copper prices. AuEq = Au g/t + 1.39 x Cu %.
•Macraes: Open Pits cut-off grade is 0.3 g/t Au. Golden Point underground cut-off grade is 0.9 g/t Au.
•Waihi: Martha underground cut-off grade is 2.15 g/t Au, Wharekirauponga cut-off grade is 2.10 g/t Au, Martha Open Pit cut-off grade is 0.5 g/t Au and Gladstone Open Pit cut-off grade is 0.56 g/t Au.
The increase in Measured and Indicated Mineral Resources of 0.62 Moz, net of mining depletion, is largely due to resource updates at Wharekirauponga underground at Waihi, a gold price-related pit expansion for Innes Mills open pit at Macraes, and extensions for Horseshoe underground at Haile (Figure 2).
Figure 2: Changes to Measured and Indicated Resources
Notes:
•"Depletion" refers to 2024 mining depletion.
•"Resource Model Updates" represent drilling and/or model updates to reserve or initial reserve declarations
•"Economic Factors" relate to gold price, mining cost and cut-off grade changes.
•"Adjustments" relate to changes not captured in other categories.
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Decreases in Inferred Resources is due to conversion and mining depletion offset by gold price-related open pit expansions for Macraes (Figure 3).
Figure 3: Changes to Inferred Resources
Notes: See notes for figure 2
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Rebecca Henare, Vice President, Investor Relations
ir@oceanagold.com
Media Inquiries:
Louise Burgess, Director, Communications
info@oceanagold.com
Notes to Mineral Reserves and Mineral Resources Estimates
All Mineral Reserves and Mineral Resources were estimated as of December 31, 2024 and have been prepared in accordance with NI 43-101.
All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
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Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
The updates to the Mineral Resources estimate for Haile open pit and underground have been verified and approved by, or are based on information prepared by, or under the supervision of, J. Moore, the Company’s Head of Resource Development. The updates to the Mineral Reserves estimate for Haile open pits have been verified and approved by, or are based on information prepared by, or under the supervision of, D. Londono, the Company’s Executive Vice President and Chief Operating Officer Americas, and the Mineral Reserves estimate for Haile underground has been verified and approved by or is based upon information prepared by, or under the supervision of, B. Drury, Superintendent- Engineering Services (underground), Haile.
The Mineral Resources estimate for Didipio has been verified and approved by, or is based on information prepared by, or under the supervision of, J. Moore, while the Mineral Reserves estimate for Didipio underground has been verified and approved by or is based upon information prepared by, or under the supervision of, P. Jones, the Company’s Head of Underground Mining.
Any updates to the Mineral Resources estimate for Macraes open pits have been verified and approved by, or are based on information prepared by, or under the supervision of, J. Moore. The updates to the Mineral Resources estimate for Macraes underground operations have been verified and approved by, or are based on information prepared by, or under the supervision of, M. Grant, the Company’s Senior Geologist – Resource Development, Macraes. The Mineral Reserves estimate for Macraes open pits has been verified and approved by, or is based on information prepared by, or under the supervision of, K. Madambi, the Company’s Manager – Technical Services & Projects, Macraes. The Mineral Reserves estimate for Macraes underground has been verified and approved by, or is based upon information prepared by, or under the supervision of, E. Leslie, the Company’s Group Mining Engineer.
Any updates to the Mineral Resources estimate for Waihi’s Wharekirauponga underground, Martha underground, Gladstone open pit and Martha Open Pit have been verified and approved by, or are based on information prepared by, or under the supervision of, L. Crawford-Flett, the Company’s Manager – Exploration and Geology, Waihi. The Mineral Reserves estimates for the Martha underground, Waihi underground has been verified and approved by, or is based on information prepared by, or under the supervision of, D. Townsend, the Company’s Manager – Mining (Underground), Waihi. The Mineral Reserves estimate for the Wharekirauponga underground has been verified and approved by, or is based upon information prepared by, or under the supervision of, E. Leslie, the Company’s Group Mining Engineer.
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All such persons noted above are “qualified persons” for the purposes of NI 43-101. D. Londono is a registered member of the Society of Mining Engineers with the Society of Mining, Metallurgy & Exploration. Messrs Crawford-Flett, Madambi, Jones, Leslie, Moore and Townsend are Members and Chartered Professionals with the Australasian Institute of Mining and Metallurgy. M. Grant is a member of the Australian Institute of Geoscientists. B. Drury is a Registered Member with the Society of Mining, Metallurgy & Exploration.
For further scientific and technical information supporting the disclosure in this news release (including disclosure regarding Mineral Resources and Mineral Reserves, data verification, key assumptions, parameters, methods used to estimate the Mineral Resources and Mineral Reserves, and risks and other factors), please refer to the following NI 43-101 technical reports available on the SEDAR+ website at www.sedarplus.com under the Company’s name:
a)“NI 43-101 Technical Report Macraes Gold Mine Otago, New Zealand” dated March 28, 2024 with an effective date of December 31, 2023, prepared by M. Grant, J. Moore, K. Madambi, E. Leslie and D. Carr (OceanaGold);
b)“NI 43-101 Technical Report Didipio Gold / Copper Operations Luzon Island, Philippines” dated March 31, 2022 with an effective date of December 31, 2021, prepared by D. Carr, P Jones, and J. Moore (OceanaGold);
c)“NI 43-101 Technical Report – Waihi District Pre-feasibility Study, New Zealand" dated December 11, 2024 with an effective date of June 30, 2024, prepared by D. Townsend, L. Crawford-Flett, K. Hollis, E. Leslie, and T. Maton (OceanaGold); and
d)“NI 43-101 Technical Report Haile Gold Mine Lancaster County, South Carolina” dated March 28, 2024 with an effective date of December 31, 2023, prepared by D. Carr, D. Londono, J. Moore and B. Drury (OceanaGold), L. Standridge and R. Cook (Call & Nicholas, Inc.), J. Newton Janney-Moore and W. Lucas Kingston (NewFields Mining & Technical Services LLC) and M. Sullivan and B. Miller Clarkson (SRK Consulting (U.S.), Inc.).
Cautionary Statement Regarding Mineral Resources and Mineral Reserves
The disclosure in this news release has been prepared in accordance with NI 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.
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Cautionary Statement Regarding Forward-Looking Information
Certain information contained in this news release may be deemed "forward-looking" within the meaning of applicable securities laws. All statements other than statements of historical facts included in this news release constitute forward-looking statements, including but not limited to, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserves and Mineral Resources estimates, estimates of exploration expenditures, costs and timing of future exploration programs and information relating to future performance and reflect the Company's expectations regarding the execution of business strategy, future growth, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements and information, including, among others, the accuracy of Mineral Reserve and Mineral Resource estimates and related assumptions, inherent operating risks and those risk factors identified in the Company's most recent Annual Information Form prepared and filed with securities regulators, which is available on SEDAR+ at www.sedarplus.com under the Company's name. There are no assurances the Company can fulfil forward-looking statements and information. Such forward-looking statements and information are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements and information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements and information.
The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.
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